Amendment No. 1 to Fund Accounting and Services Agreement

This Amendment No. 1, dated as of February 21, 2012, to the Fund Accounting and Services Agreement (this “Amendment”), by and between Guinness Atkinson Funds, a Delaware statutory trust, having its principal place of business at 21550 Oxnard Street, Woodland Hills, CA 91367 (the “Fund”), and ALPS Fund Services, Inc., a Colorado corporation, having its principal place of business at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (“ALPS”).

WHEREAS, the Fund and ALPS entered into a Fund Accounting and Services Agreement (the “Agreement”) dated September 14, 2009, pursuant to which the Fund employed the services of ALPS to provide certain fund accounting services to the portfolios listed on Appendix A thereto; and

WHEREAS, the Fund and ALPS wish to amend the provisions of the Agreement to reflect the changes in the terms of the Agreement.

NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

1.	The parties hereto agree to delete the current Appendices A and C to the Agreement in their entirety and replace them with a new Appendices A and C, as attached hereto.

2.
Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GUINESS ATKINSON FUNDS

By:	/s/ Jim Atkinson
Name:	Jim Atkinson
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

APPENDIX A

LIST OF PORTFOLIOS*

Guinness Atkinson Alternative Energy Fund (GAAEX)
Guinness Atkinson Asia Focus Fund (IASMX)
Guinness Atkinson Asia Pacific Dividend Fund (GAADX)
Guinness Atkinson China & Hong Kong Fund (ICHKX)
Guinness Atkinson Global Energy Fund (GAGEX)
Guinness Atkinson Global Innovators Fund (IWIRX)
Guinness Atkinson Renminbi Yuan & Bond Fund (GARBX)
Guinness Atkinson Inflation Managed Dividend Fund (GAINX)

* Stock symbol provided for ease of identification only.

APPENDIX C

COMPENSATION

Fees paid to ALPS shall be calculated and accrued daily and payable monthly by the Fund at the annual rate of:

The fees will be the greater of the base fee of $279,000 or:

•	3.0 basis points of Fund’s annual net assets between $0 - $1B
•	2.0 basis points of Fund’s annual net assets in excess of $1B -$3B
•	1.0 basis points of the Fund’s annual net assets above $3B

All out-of-pocket expenses are passed through to the client at cost, including but not limited to: third party security pricing fees, Bloomberg fees, SAS70 control review reports, travel expenses to Board meetings and on-site supervisory reviews, customized programming/enhancements and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under this Agreement.

LATE CHARGES:  All invoices are due and payable upon receipt.  Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.